PLAYERS NETWORK

LETTERHEAD

August 30, 2013

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director Kathleen Krebs, Special Counsel Ajay Koduri, Staff Attorney Robert Littlepage, Accounting Branch Chief Sharon Virga, Staff Accountant

Re:	Players Network Amendment No. 1 to Registration Statement on Form S-1 Filed August 20, 2013 File No. 333-185263

To Whom It May Concern:

On behalf of Players Network, a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated August 28, 2013 (the “SEC Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”).

General

1.        Please be advised that all dated and corresponding disclosure have been updated in the Registration Statement.

Prospectus Summary, page 4

2. Please be advised that further disclosure has been provided clarifying the operation of the equity line financing.

Securities and Exchange Commission

Page Two

August 30, 2013

3.        Please be advised that the prior filing of the Registration Statement contained results of operation disclosure pertaining to the six month period ended June 30, 2013, including a table reflecting six month end figures. The financial statements for the six month period were also filed as an exhibit. We are not clear regarding the staff's comment on updating the disclosure as this was a prior verbal comment, which we complied with in order to ensure financials were not stale when requesting acceleration of effective date.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Players Network

By: /s/ Mark Bradley

       President//Chief Executive Officer